

November 21, 2014

<u>Via E-mail</u>
Weng Kung Wong
Chief Executive Officer
Prime Global Capital Group Incorporated
11-2, Jalan 26/70A, Desa Sri Hartamas
50480 Kuala Lumpur, Malaysia

     Re: Prime Global Capital Group Incorporated
               Form 10-K for the Fiscal Year Ended October 31, 2013
               Filed December 24, 2013
               Form 10-K for the Fiscal Year Ended October 31, 2012
               Filed December 31, 2012
               File No. 000-54288

Dear Mr. Wong:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                      /s/ Stephen Krikorian

                                      Stephen Krikorian
                                      Accounting Branch Chief